AB 3/3

10028846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Katynski (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/6/2010

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J. Cappelli
Signature

President - Advance Capital Group
Vice President - Advance Capital Services
Title

CAROL BREWER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Sep. 16, 2011
Acting in the County of Oakland

Carol Brewer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXXXX. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- × (o) Independent auditors report on Internal Acct. Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- × (p) Statement of Cash Flows - Broker Dealer

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

December 31, 2009

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

December 31, 2009

Table of Contents

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2009, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2009, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

William I. Minoletti & Co. P.C.

February 23, 2010

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of December 31, 2009

Assets		
Cash and cash equivalents	$	800,497
Trade receivables		744,587
Prepaid state income taxes		51,546
Prepaid expenses		37,301
Furniture, equipment and software, less accumulated depreciation and amortization of $950,992		253,709
Deposits		13,913
Total assets	$	1,901,553
Liabilities		
Payable to brokers and dealers	$	698
Accounts payable		5,353
Accrued expenses		300,708
Notes payable to Advance Capital I, Inc. Funds		3,727,333
Total liabilities		4,034,092
Stockholders' equity (capital deficiency)		
Common stock		3
Additional paid in capital		214,108
Accumulated deficit		(2,346,650)
Total stockholders' equity (capital deficiency)		(2,132,539)
Total liabilities and stockholders' equity (capital deficiency)	$	1,901,553

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Operations
and Retained Earnings (Accumulated Deficit)
for the Year Ended December 31, 2009

Revenue	
Fee income	$ 6,788,762
Commissions	1,711,064
Interest income	1,311
Total revenue	8,501,137
Expenses	
Officers' compensation	437,000
Office compensation	1,842,859
Compensation of representatives	2,067,176
Depreciation and amortization	134,524
Insurance - General	40,371
Insurance - Health	370,740
Insurance - Workers' compensation	25,315
Marketing	380,494
Office expense	145,333
Payroll taxes	274,636
Postage	90,819
Professional fees	131,624
Computer support	173,843
Regulatory fees	37,030
Rent	496,901
Repairs and maintenance	15,616
Taxes and licenses	75,948
Telephone	99,582
Transfer expenses to Advance Capital I, Inc. Funds	44,125
Interest expense	269,606
Miscellaneous	61,897
Total expenses	7,215,439
Net income from operations	1,285,698
Retained earnings - Beginning of year	(3,199,563)
Distributions	(432,785)
Accumulated deficit - End of year	$ (2,346,650)

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Cash Flows
for the Year Ended December 31, 2009

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 7,898,344
Cash paid to vendors and employees	(6,867,162)
Interest received	1,311
Interest expense	(269,606)
Net cash provided by operating activities	762,887
Cash flows from investing activities	
Expenditures for furniture and equipment	(56,941)
Repayment of advances to employees	2,292
Net cash used in investing activities	(54,649)
Cash flows from financing activities	
Distributions to stockholders	(320,581)
Repayments of notes payable to Advance Capital I, Inc. Funds	(487,604)
Net cash used in financing activities	(808,185)
Net decrease in cash and cash equivalents	(99,947)
Cash and cash equivalents - Beginning of year	900,444
Cash and cash equivalents - End of year	$ 800,497

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2009

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 1,285,698
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	134,524
Changes in:	
Accounts receivable	(601,483)
Prepaid state income taxes	18,454
Prepaid expenses	(37,302)
Accounts payable and accrued taxes and expenses	(37,004)
Total adjustments	(522,811)
Net cash provided by operating activities	$ 762,887

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 56% of the total revenue). The Company primarily transacts business in the midwestern United States.

Revenue Recognition
Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for officers' compensation varies periodically, principally because determination of compensation takes into consideration the receipt of certain revenue.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Securities
Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy. The Company held no securities at the balance sheet date.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are included in other comprehensive income, whereas realized gains and losses flow through the Company's operations.

Property and Depreciation
Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

Fair Value Measurements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the Financial Accounting Standards Board issued FSP FAS-157-2, *Effective Date of FASB Statement No. 157,* which delayed by one year, the effective date of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities. The Company adopted the portion of SFAS No. 157 that was not delayed as of the beginning of its 2008 fiscal year and adopted the balance of its provisions as of the beginning of its 2009 fiscal year.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115* (SFAS No. 159). Under SFAS No. 159, an entity may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2009, the Company adopted SFAS No. 159, but has not elected the fair value option for any eligible financial instruments as of December 31, 2009.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2010, which is the same date the financial statements were available to be issued.

2. Financial Instruments

The Company's accounts receivable, accounts payable and notes payable are financial instruments which have fair values at December 31, 2009 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in banks and brokerage firms that at times exceeded amounts insured by the FDIC and SIPC. The maximum loss that would have resulted from that risk totaled approximately $135,000 at December 31, 2009 for the excess of the deposit liabilities reported by the banks and brokerage firms over the amounts that would have been covered by the FDIC and SIPC.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2009 are broker/dealers and related investment companies located in the United States.

3. Fair Value Measurements

Generally accepted accounting principles (GAAP) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs will be used only when Level 1 or Level 2 inputs are not available.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 0	$ 207,206	$ 0

Level 2 - Fair Value Measurements
The fair value of the money market funds are obtained from readily available pricing sources for comparable instruments.

The Company's investments are reported at fair value in the accompanying consolidated statement of financial condition. The preceding table presents fair value measurement information for certain financial instruments. The carrying values of receivables, payables, cash, and notes payable included in the accompanying consolidated statement of financial condition approximated fair value at December 31, 2009 and are thus not included in the preceding table.

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$1,267,900	$ 633,653	$ 1,901,553
Stockholders' equity (capital deficiency)	(2,714,909)	582,370	(2,132,539)

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and consist of:

Furniture and equipment	$1,021,737
Software	182,964
	$1,204,701

6. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2009 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015. The Company also leases additional office space in Michigan, Ohio and Illinois expiring through January 2014.

The aggregate minimum annual rental commitments at December 31, 2009 under noncancelable operating lease agreements are as follows:

Year Ending December 31	
2010	$ 353,320
2011	361,613
2012	324,080
2013	271,759
2014	163,316
Thereafter	82,663
Total	$ 1,556,751

8. Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

The Companies are subject to applicable state and local income taxes regardless of S corporation status.

During 2006, the FASB issued an Interpretation covered in ASC 740 "Accounting for Uncertainty in Income Taxes". The primary objective of the uncertain tax position provisions of ASC 740 is to prescribe measurement and disclosure requirements for current and deferred income tax provisions when uncertainty exists as to whether the reporting entities tax positions would be sustained in the event of an examination. Company management believes there are no material uncertainties in which tax positions taken would not be sustained upon examination.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, SERVICES had net capital of $ 503,449 which was $498,449 in excess of its required net capital (based on aggregate indebtedness) of $5,000. SERVICES' net capital ratio was .10 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $500 million and .65% of the average daily net assets above $500 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds and .50% of the average daily net assets up to $500 million and .45% of the average daily net assets above $500 million of the Retirement Income Fund and .80% of the average daily net assets of the Core Equity Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Retirement Income and Core Equity Funds.

MANAGEMENT operations reflect $3,611,018 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended December 31, 2009.

SERVICES operations reflect $1,515,624 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the year ended December 31, 2009.

11. Stock Repurchase Agreement

The Company's stockholders are party to an agreement dated November 13, 2007 (fourth restated) which stipulates the terms under which the Company's stock can be sold. Among other things, the agreement gives the remaining stockholders the first option to acquire the shares of any stockholder wishing to sell his common stock. If the remaining stockholders do not elect to purchase the stock, the agreement specifies the order of others that will receive an "option" to purchase such stock. The determination of purchase price is also established under the agreement and is materially in excess of the Company's book value.

12. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual compensation as a percentage of total covered employee compensation. The Company accounts for the ESOP in accordance with SOP (Statement of Position) 93-6. The board elected to make no contribution to the ESOP for the year ended December 31, 2009.

13. MANAGEMENT Liability to Advance Capital I, Inc. Funds

The Advance Capital I, Inc. mutual funds (the Funds) are advised by the Company's subsidiary investment adviser MANAGEMENT. If errors are made in the calculation of Net Asset Value of the Funds, it is the responsibility of MANAGEMENT to make the Funds whole under specific approaches outlined by the Securities and Exchange Commission. Under the guidance of MANAGEMENT, the Funds loaned securities under an agreement (through February 2009) with Credit Suisse First Boston (CSFB). For the loaned securities, the Funds receive cash collateral which is then invested in short term, high quality securities ("collateral securities"). The Funds receive the majority portion of the income from these collateral securities.

It is the responsibility of MANAGEMENT to accurately determine the fair market value of the collateral securities. MANAGEMENT reexamined its valuation of each collateral security, for each day, for all of 2007 and 2008 to determine whether a different price should have been used for each. This analysis determined that the errors made within the funds produced a liability of MANAGEMENT to the Funds of approximately $4,260,000. Of this amount, $44,125 has been included as an expense on the books of MANAGEMENT for 2009. The remaining balance was recorded in 2008 as an expense (and a payable) on MANAGEMENT's books and included as a receivable on the books of the Funds (see note 14).

14. Notes Payable to Advance Capital I, Inc. Funds

In January 2009, the Company's subsidiary investment adviser, Advance Capital Management, Inc. (MANAGEMENT) completed its analysis of an error it had made in the valuation of securities in a lending portfolio of its client, Advance Capital I, Inc. (the Funds). That analysis resulted in a liability of MANAGEMENT to the Funds in the amount of $4,214,937 (See Note 13). MANAGEMENT recorded this expense and the corresponding payable in 2008 since it pertained to matters which occurred prior to that year end. After subsequent conversations with the Company's attorneys and the Securities and Exchange Commission (SEC), the SEC indicated that it would not oppose the payable being converted to a promissory note.

During 2009 MANAGEMENT effected promissory notes to the Advance Capital I, Inc. Equity Growth, Balanced and Retirement Income Funds that are payable in Eighty-Three (83) equal monthly installments totaling $63,101 beginning February 2009 through December 2015, and one final payment due January 2016 for the remaining principal and interest then left outstanding. The notes bear interest at 3.5% above the prime rate (3.25% at December 31, 2009), allow for prepayment without penalty, and are unsecured.

MANAGEMENT is also required to report on a quarterly basis to the Fund's Board of Directors regarding the Company's financial condition and results of operations

The balances due on the notes to each of the Advance Capital I, Inc. Funds at December 31, 2009 are as follows:

	Note Balance	Monthly Installment
Equity Growth Fund	$ 1,786,750	$ 30,248
Balanced Fund	1,878,514	31,802
Retirement Income Fund	62,069	1,051
	$ 3,727,333	$ 63,101

Future maturities on the promissory notes payable are as follows:

Year ending December 31	
2010	$ 521,554
2011	557,869
2012	596,712
2013	638,260
2014	682,701
Thereafter	730,237
	$ 3,727,333

15. Business Conditions

During the year ended December 31, 2008, the Company incurred a net loss of approximately $2,900,000. As of December 31, 2009, it had a capital deficiency of approximately $2,133,000.

The Company's continuation is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financial agreements, to obtain additional financing or refinancing as may be required, as well as maintaining profitability.

Management's plans in regard to these matters include:

- Continuation of its historical experience in acquiring new customers
- Expansion of marketing efforts into significant new market areas

- Continuation of strict cost cutting initiatives begun during 2008

- Continued restructuring of the Company's business model to increase operating margins

The accompanying financial statements do not reflect any adjustments that could result from the Company's plans.

SUPPLEMENTARY INFORMATION

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries for the year ended December 31, 2009, is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 23, 2010

Advance Capital Group, Inc.
and Subsidiaries

Consolidating Statement of Financial Condition
As of December 31, 2009

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 260,727	$ 539,770	$	$	$ 800,497
Trade receivables	729,625	14,962			744,587
Prepaid state income taxes	22,825	28,721			51,546
Prepaid expenses	37,301	0			37,301
Fixed assets, net	217,422	36,287			253,709
Deposits	0	13,913			13,913
Investment in subsidiaries	0	0	(2,132,539)	(2,132,539)	0
Total assets	$ 1,267,900	$ 633,653	$ (2,132,539)	$ (2,132,539)	$ 1,901,553
Liabilities					
Payable to brokers and dealers	0	698			698
Accounts payable	0	5,353			5,353
Accrued expenses	255,476	45,232			300,708
Notes payable to ACI	3,727,333	0			3,727,333
Total liabilities	3,982,809	51,283	0	0	4,034,092
Stockholders' equity (capital deficiency)					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Accumulated deficit	(2,900,352)	(23,841)	(2,346,650)	(2,924,193)	(2,346,650)
Total stockholders' equity (capital deficiency)	(2,714,909)	582,370	(2,132,539)	(2,132,539)	(2,132,539)
Total liabilities and stockholders' equity (capital deficiency)	$ 1,267,900	$ 633,653	$ (2,132,539)	$ (2,132,539)	$ 1,901,553

Advance Capital Group, Inc.
And Subsidiaries

Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit) for the Year Ended December 31, 2009

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 5,263,200	$ 1,525,562	$	$	$ 6,788,762
Commissions	0	1,711,064			1,711,064
Interest income	614	697			1,311
Total revenue	5,263,814	3,237,323			8,501,137
Expenses					
Officers' compensation	437,000	0			437,000
Office compensation	1,364,843	478,016			1,842,859
Compensation of representatives	414,204	1,652,972			2,067,176
Depreciation and amortization	113,042	21,482			134,524
Insurance - General	7,307	33,064			40,371
Insurance - Health	170,220	200,520			370,740
Insurance - Workers' comp.	0	25,315			25,315
Marketing	56,361	324,133			380,494
Office expense	114,004	31,329			145,333
Payroll taxes	139,824	134,812			274,636
Postage	86,480	4,339			90,819
Professional fees	129,494	2,130			131,624
Computer support	173,843	0			173,843
Regulatory fees	6,394	30,636			37,030
Rent	334,174	162,727			496,901
Repairs and maintenance	7,698	7,918			15,616
Taxes and licenses	33,326	42,622			75,948
Telephone	59,314	40,268			99,582
Transfer expenses to ACI Funds	44,125	0			44,125
Interest expense	269,606	0			269,606
Miscellaneous	45,295	16,602			61,897
Total expenses	4,006,554	3,208,885			7,215,439
Net income from operations	1,257,260	28,438			1,285,698
Net income from subsidiaries	0	0	1,285,698	1,285,698	0
Net income	1,257,260	28,438	1,285,698	1,285,698	1,285,698
Retained earnings (Accumulated deficit) - Beginning of year	(3,724,827)	(52,279)	(3,199,563)	(3,777,106)	(3,199,563)
Distributions	(432,785)	0	(432,785)	(432,785)	(432,785)
Retained earnings (Accumulated deficit) - End of year	$ (2,900,352)	$ (23,841)	$ (2,346,650)	$ (2,924,193)	$ (2,346,650)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended December 31, 2009

	Common Stock	Additional Paid in Capital	Accumulated Deficit
Balances at January 1, 2009	$ 6,062	$ 600,149	$ (52,279)
Net Income			28,438
Distributions			0
Balances at December 31, 2009	$ 6,062	$ 600,149	$ (23,841)

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended December 31, 2009

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 3,245,504
Cash paid to vendors and employees	(3,235,535)
Interest received	697
Net cash provided by operating activities	10,666
Cash flows from investing activities	
Expenditures for furniture and equipment	(4,393)
Repayment of advances to employees	2,292
Net cash used in investing activities	(2,101)
Net increase in cash and cash equivalents	8,565
Cash and cash equivalents - Beginning of year	531,205
Cash and cash equivalents - End of year	$ 539,770

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2009

Reconciliation of net income to net cash provided by operating activities	
Net Income	$ 28,438
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	21,482
Changes in:	
Accounts receivable	8,878
Prepaid state income taxes	10,279
Accounts payable and accrued taxes and expenses	(58,411)
Total adjustments	(17,772)
Net cash provided by operating activities	$ 10,666

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009

Net Capital	
Total stockholder's equity	$ 582,370
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	582,370
Deductions and/or charges	
Non-allowable assets	
Furniture, equipment and software, net	36,287
Prepaid state income taxes	28,721
Deposits	13,913
Total deductions and/or charges	78,921
Net capital	$ 503,449
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 698
Accounts payable	5,353
Accrued taxes and expenses	45,232
Total aggregate indebtedness	$ 51,283
Computation of Net Capital Requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ 498,449
Excess net capital at 1,000 percent	$ 497,449
Ratio: Aggregate indebtedness to net capital	.10 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) FOCUS report dated December 31, 2009 and the above calculation.

ADVANCE CAPITAL SERVICES, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Advance Capital Services, Inc.
Southfield, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Advance Capital Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advance Capital Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Advance Capital Services, Inc.'s management is responsible for Advance Capital Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2010

ADVANCE CAPITAL SERVICES, INC.
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
December 31, 2009

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of December 31, 2009, and covers the SIPC general assessment reconciliation for the period April 1, 2009 to December 31, 2009, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and were mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
1/05/09	Assessment paid with SIPC-4 2009 general assessment form	$ 150
7/30/09	Assessment paid with SIPC-6 2009 general assessment form	0
2/17/10	Assessment paid with SIPC-7T 2009 general assessment form	0
		$ 150
	Total general assessment per SIPC-7T for the year ended December 31, 2009	$ 150

Sincerely,

Advance Capital Services, Inc. Inc.

Robert J. Coppelli
Signature

Vice President
Title

ADVANCE CAPITAL SERVICES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies, with respect to Services, in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William J. Hinselett & Co. P.C.

February 23, 2010